Exhibit 99.4

April xx, 2008

Dear Trane stock option plan participant:

Over the next several weeks, you will have the opportunity to decide whether to cash-out your Trane non-qualified stock options (“Trane NQ options”) or convert them to Ingersoll Rand nonqualified stock options (“Ingersoll Rand NQ options”).

Making your decisions

1.	Consider whether to cash out or convert all outstanding Trane NQ options – even options that are not currently vested but will be at the closing; you may make different choices for each of your option grants;

2.	Use the available resources – Stock Option Election Modeler, meetings with Ayco in mid-May, and written materials – to help you make thoughtful and informed decisions;

3.	Decide and submit your elections from now until the xx, 2008 deadline. Otherwise, your option election will “default,” as described on page 4 of the Stock Option Choice Guide.

In anticipation of the closing of the sale on XX, 2008, you will have from XX - XX, 2008 to make your choice and submit your elections using the Stock Option Election Modeler, an online tool, described below. As a follow up to the Jan. 9, 2008 letter from Larry Costello, in which we originally communicated these choices, this letter and the Stock Option Choice Guide will provide more detail, including several considerations you may want to weigh before making your election.

Additionally, the guide describes the Stock Option Election Modeler, mentioned above. Developed by Trane and Fidelity®, the tool will enable you to input your own assumptions so you can model different scenarios based on either choice. You will then use the Stock Option Election Modeler to submit your elections to Fidelity for processing. See page 5 of the guide for more details.

Your options, your choice

Between now and XX, 2008, you may continue to exercise any vested options you have currently unless you are restricted from doing so under applicable law, company policy or the terms of your option grant agreement.

As of the date of the closing, assuming you are employed with Trane or WABCO at that time, all of your unvested Trane NQ options will automatically vest. Prior to the date of the sale, you’ll need to make choices for each of your outstanding grants of Trane NQ options – even for Trane NQ options that are currently not vested, as follows:

•

Cashing out your Trane NQ options at approximately their fair market value on the closing date of the sale. (See page 2 of the guide for more details.) You will receive the proceeds in your Fidelity account, less applicable tax withholding, shortly after the sale has closed.

•

Converting your Trane NQ options to Ingersoll Rand NQ options with the same terms and conditions as your existing Trane NQ options, including the expiration date, except that all of your Trane NQ options will be 100 percent vested. The conversion will be done in a way that retains the approximate aggregate option spread value of your Trane NQ Options as of the closing date. Your Ingersoll Rand NQ options will be issued in your Fidelity account as soon as administratively possible. Once issued, you may exercise the Ingersoll Rand NQ options at any time unless you are restricted from doing so under applicable law, company policy or the terms of your option grant agreement.

1

Note: You may elect to treat each of your Trane NQ option grants differently; however, you may not “split up” the treatment of Trane NQ options within a grant by converting a portion to Ingersoll Rand NQ options and cashing out the balance. All elections are subject to, and will be effective upon, the closing of the acquisition of Trane by Ingersoll Rand.

Retaining aggregate option spread value

This means that the difference between the exercise price of your converted Trane NQ options and the closing price of Trane stock on the day before the closing (multiplied by the number of options being converted) will be approximately equal to the difference between the adjusted exercise price of your new Ingersoll Rand NQ options and the closing price of Ingersoll Rand stock on the closing date (multiplied by the number of new Ingersoll Rand NQ options).

Trading restrictions

For administrative reasons, you will be restricted from trading your Trane NQ options during a black-out period that will begin XX, 2008 and will end on XX, 2008. During this period, you will not be able to conduct any transactions with your Trane NQ options.

Accessing and logging in to the modeling tool

You can use the Stock Option Election Modeler <https://www.traneoptionelection.com>to illustrate the result of your election under different assumptions. If you have questions on this tool, please contact Shannon Weldy, Trane Corporate Compensation at sweldy@trane.com or 1-732-980-6390 or Susan Reuter-Levine at slevine@trane.com or 1-732-369-7310.

You will receive a communication from Trane to provide your personal login password. The password will be case sensitive. Enter your U.S. Social Security Number or if you are non-U.S. participant, enter your I-number that was assigned to you for access to Fidelity NetBenefits®. Be sure to enter all digits, including zeros.

Make informed decisions

We are committed to providing you with information to help you make your decisions, as follows:

•	Before submitting your elections, we encourage you to use the Stock Option Election Modeler so you can determine how the cash-out and conversion elections will work.

•

Additionally, in mid-May, the Ayco Company will host a presentation (either on-site or through WebEx) to walk you through the choices and help you weigh various factors in making your decisions. The dates and times for those sessions will be communicated in a separate communication.

•	Refer to the tax supplement for information that is specific to the tax laws in your country.

If you are no longer a Trane employee and do not have Internet access: To make your election, please use the paper election form that is provided in your packet. All elections, including any submitted by paper, must be received by 5 p.m. Eastern Standard Time on XX, 2008.

If you still have questions on your choices after reading these materials and listening to the AYCO presentation, we suggest that you contact your personal tax or financial advisor. If you have any questions regarding the modeling tool or the election process, please contact Shannon Weldy at 1-732-980-6390 (sweldy@trane.com) or Susan Reuter-Levine at 1-732-369-7310 (slevine@trane.com).

Sincerely,

Noreen Farrell

Vice President, Global Compensation

2

Stock Option

Choice Guide

Stock Option Choice: A guide to help you make your decisions

Stock options are a valuable form of compensation. In connection with the anticipated acquisition of Trane by Ingersoll Rand, you have an opportunity either to cash out your current outstanding Trane nonqualified stock options (“Trane NQ Options”) or convert them to Ingersoll Rand nonqualified stock options (“Ingersoll Rand NQ Options”).

Stock option election period

You will have from XX-XX at 5 p.m. Eastern time to process your election.

There are a number of considerations that may affect your decision. This guide will describe some of those considerations and help you understand the calculations behind each choice. Additionally, this guide explains how to use the Stock Option Election Modeler to:

1.	Model various scenarios and

2.	Submit your elections.

Each participant’s situation is different, and we strongly suggest that you consult your tax or financial advisors before making your election.

Understanding your choices

Here are the basic factors and considerations for each choice:

Cashing out your Trane NQ Options:

•	A “cash out” means that you will be paid cash for the value of your Trane NQ Options as of the close of the sale;

•	The cash value you receive is based on the approximate fair market value of your Trane NQ Options as defined on the next page;

•	Your Trane NQ Option grant terminates effective with the cash out;

•	A cash out generally is taxable in 2008 (see the tax summary for the tax ramifications in your country);

•	You will receive the proceeds in your Fidelity account, less applicable tax withholding, as soon as administratively possible.

Converting your Trane NQ Options to Ingersoll Rand NQ options

•	You will receive Ingersoll Rand NQ Options in exchange for your Trane NQ Options based on the formula described in the “Calculations” section below;

•

Your Ingersoll Rand NQ Options will be subject to the same terms and conditions as your existing Trane NQ Options, including the expiration date of such options, except that they will be 100 percent vested;

•	The conversion will be done in a way that retains the approximate value of the aggregate option-spread of your Trane NQ Options at the time the sale closes;

•

Your Ingersoll Rand NQ Options will be issued as soon as administratively possible – subject to any restrictions imposed by applicable law, company policy or the terms of your option grant agreement, you may exercise you Ingersoll Rand NQ options at any time after the blackout period ends. See page 4 for blackout details.

Retaining aggregate option spread value

This means that the difference between the exercise price of your converted Trane NQ Options and the closing price of Trane stock on the day before the closing (multiplied by the number of options being converted) will be approximately equal to the difference between the adjusted exercise price of your new Ingersoll Rand NQ Options and the closing price of Ingersoll Rand stock on the closing date (multiplied by the number of new Ingersoll Rand NQ Options).

Calculations and considerations

Stock prices will continue to fluctuate up until the date of the sale. You will have the opportunity to enter assumptions as to the trading price of Ingersoll Rand stock into the Stock Option Election Modeler to calculate possibilities based on either the cash-out or conversion scenarios. While no one can accurately predict the value of Trane stock on the closing date, one would generally expect that, as the closing date approaches, Trane stock will trade increasingly closer to the value of the merger consideration (the sum of $36.50 plus .23 of the Ingersoll Rand trading price).

The Ingersoll Rand Reference Price is equal to the average of the volume-weighted averages of Ingersoll Rand stock for each of the 10 trading days ending on the third trading date before the sale closes.

Trading prices for averaging Ingersoll Rand stock will be based on the prices reported in the Bloomberg Financial Markets (or similarly authoritative source) for that 10-day period.

Calculation of Cash-out: The cash-out value of your Trane NQ Options is based on their “approximate fair market value.” The formula is as follows:

•	Multiply the Ingersoll Rand Reference Price (see definition at right) by .23

•	Add that amount to $36.50

•	Subtract from that amount the exercise price for your original Trane NQ Option grant

•	Multiply that new amount by the number of options you wish to cash out.

Calculation of Option Conversion: The conversion of your Trane NQ Options to Ingersoll Rand NQ Options is calculated, as follows:

•

Multiply the number of Trane NQ Options being converted by the option exchange ratio of .96, as defined in the acquisition agreement (the number will be rounded down to the nearest whole option to derive the number of new Ingersoll Rand NQ Options).

•	Divide the exercise price of the Trane NQ Options by the option exchange ratio of .96 to determine the new exercise price for the Ingersoll Rand NQ Options (rounded down to the nearest whole cent).

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A comparison of the aggregate option spread of the Trane NQ Options to the new Ingersoll Rand NQ Options is then conducted based on the Trane closing stock price on the date immediately preceding the closing and the Ingersoll Rand closing stock price on the closing date.

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To the extent the aggregate option spread is not equal, the new exercise price of the Ingersoll Rand NQ Options will be adjusted up or down to maintain the same aggregate option spread as of the closing.

Important considerations

The Stock Option Election Modeler can illustrate how either the cash out or conversion will work under different scenarios based on your assumptions. However, the tool should not be the driving force in your stock option election decision.

Before deciding whether to cash out your Trane NQ Options or convert them to Ingersoll Rand NQ Options, you will want to consider the impact of your decision based on a variety of personal circumstances. Such considerations may include the following:

•	The tax impact of your choice:

•	cash-out elections are generally taxable in the year the cash is received, while a conversion election is generally not taxable until the Ingersoll Rand NQ Option is exercised, and

•

converted NQ options will generally not be taxable upon conversion and can continue to be held under the same terms and conditions as your existing Trane NQ Options (see the appropriate tax summary for tax rules in your resident country);

•	Your present financial situation;

•	The remaining term of the NQ option grant;

•	How long you will have to exercise the options should you leave the company (see matrix below);

•	Your opinion as to the future growth potential for Ingersoll Rand stock.

To ensure that you have weighed all the relevant considerations of your own personal situation, you may wish to consult with your personal tax or financial advisors before making your election.

Remember: You may elect to treat each of your Trane NQ Option grants differently; however, you may not “split up” the treatment of a grant by converting a portion of Trane NQ Options to Ingersoll Rand NQ Options and cash out the balance. All elections are subject to the closing of the acquisition of Trane by Ingersoll Rand.

If you leave the company

In general, if after you convert your Trane NQ Options to Ingersoll Rand NQ Options, you leave the company prior to exercising them, you will have 90 days after your termination date to exercise any outstanding Ingersoll Rand NQ. However, if you meet the eligibility rules for retirement, which vary based on when your options were granted, you may exercise your options for a longer period. Refer to the chart below for specific details, based on the date of the grant.

Plan	Date Options Granted	Non-Retirement Exercise Period	Retiree Exercise Period	Retiree Definition
1995 Stock Option Incentive Plan	Before December 7, 2000	The lesser of 90 days or original expiration date (10 years from date of grant)	The lesser of 3 years or original expiration date (10 years from date of grant)	Attainment of age 55 and 10 years of service
	On or after December 7, 2000	The lesser of 90 days or original expiration date (10 years from date of grant)	Original expiration date (10 years from date of grant)	Attainment of age 55 and 5 years of service

2002 Omnibus Incentive Plan	On or after May 2, 2002	The lesser of 90 days or original expiration date (10 years from date of grant)	Original expiration date (10 years from date of grant)	Attainment of age 55 and 5 years of service or attainment of age 50 and 10 years of service

If you don’t make an active election: default rules

If you do not make an election during the Stock Option Election Period, your Trane NQ Options will receive the following treatment by default:

•	Trane NQ Options issued under the 1995 Stock Incentive Plan (those granted before May 1, 2002) will automatically convert to Ingersoll Rand NQ Options; and

•	Trane NQ Options issued under the 2002 Omnibus Incentive Plan (those granted on or after May 2, 2002) will automatically be cashed out.

Other important information

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Trading restrictions (“Blackout period”): You will be restricted from exercising your NQ options during a black-out period that will begin XX, 2008 and will end at xx p.m. on XX, 2008. During this period, you will not be able to conduct any transactions. Any orders that were outstanding as of the start of the black-out period will be cancelled and will need to be resubmitted.

•

Outstanding Open Orders: If you have an open order to exercise any outstanding Trane NQ Options during the Stock Option Election Period, you will not be able to make an election on these Trane NQ Options as they will not appear in the Stock Option Election Modeler.

If you do not cancel the open order, the outcome for those options will vary, as follows:

•

If the open order applies to a portion of a grant for which you make an active election, this same election will apply to those remaining Trane NQ options for which you have an outstanding exercise order.

•

If the outstanding order applies to an entire grant, and the order remains outstanding when the Stock Option Election Period ends, those options will be converted to Ingersoll Rand NQ Options or cashed out based on the default rules, defined above.

•	If you exercise options during the Stock Option Election Period: If you exercise options during the Stock Option Election Period, the system will be refreshed to reflect this activity once per week.

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If you have WABCO stock options that were issued under the 1995 Stock Incentive Plan or the 2002 Omnibus Incentive Plan as a result of the WABCO spin-off: Such WABCO NQ stock options are not affected by Ingersoll Rand’s acquisition of Trane. However, if your employment with Trane is involuntarily terminated without cause after the closing, these unvested WABCO NQ options will vest and become immediately exercisable. In that case, you will have the same time period to exercise these WABCO NQ options as you currently have for your corresponding Trane NQ Options (i.e., 90 days unless you are retirement-eligible as defined above).

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If you have Incentive Stock Options/French options: Incentive stock options (ISOs) and, for option holders in France, tax-qualified French options will be automatically converted to Ingersoll Rand options to protect their tax-favored status and holders will not have a right to make an election with respect to these options.

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Special rights with respect to converted NQ options issued under the 1995 Stock Incentive Plan: In general, if you convert Trane NQ Options that were granted under the 1995 Stock Incentive Plan to Ingersoll Rand NQ Options, you will have the right to require the company to cash out your converted NQ options at the merger consideration ($36.50 plus .23 of the Ingersoll Rand closing trading price on the date of the acquisition) for up to 60 days from that date. For U.S. taxpayers only, due to limitations recently imposed under Section 409A of the Internal Revenue Code, this cash-out right applies only to converted Trane NQ Options that were vested as of December 31, 2004.

Using the Stock Option Modeling Tool

Login process

From the Stock Option Election Modeler, you will be able to access and review your outstanding Trane NQ options. Therefore, to protect your privacy and security, you will need to log in to the system as follows:

•	First, log in to the system by accessing the link, as follows:

https://www.traneoptionelection.com

•	Second, enter one of the following identifiers:

•	U.S. participants: Enter your U.S. Social Security Number;

•	Non-U.S. participants: Enter the same I-number that was assigned to you to access Fidelity NetBenefits®. Be sure to enter all digits, including zeros.

•	Next, enter your log-in password which will be provided to you under separate cover. Please retain this password throughout this period. The password is case sensitive.

•	Finally, click “Log in.”

The Stock Option Modeler is available 24 hours a day, seven days a week throughout the Stock Option Election period.

Accessing personal information

Once you have successfully logged into the system, you will see a table with your current outstanding Trane NQ Options. These will be fully vested as of the date the acquisition closes, assuming you remain employed with Trane or WABCO as of that date. Keep in mind that the tool may not reflect any Trane NQ options that were exercised after May 1, 2008. The tool will be refreshed once per week to reflect any options that you may exercise during this election period.

The following indicates the types of information you will need to have on hand in order to model scenarios under each of your NQ option choices:

1.	For the cash-out, you will need to pick an estimated average trading price for Ingersoll Rand stock during the 10-day period ending on the third day before the closing of the acquisition.

2.	For the conversion option, you will need to pick an estimated closing trading price for Ingersoll Rand stock on the day of the closing.

3.	You should make assumptions that are realistic possibilities for the average Ingersoll Rand stock price leading up to the closing and for the closing trading price so as not to generate impractical results. To aid you in determining a realistic price, the tool contains a link to Ingersoll Rand’s historical trading prices.

4.	To run each of these scenarios for a specific Trane NQ option grant, check the box to “Cash-out” or “Convert” your outstanding Trane NQ Options. You will need to make this election for each Trane NQ option grant. Based on the estimated Ingersoll Rand stock price you select, the estimated value under the selected option (“cash-out” or “convert”) will be shown.

5.	To model the alternate choice, click on the box on the screen (“cash-out” or “convert”) to obtain the estimated value for that Trane NQ option grant under each scenario. You can also choose the “Cash-Out All” button or “Convert All” button instead of making separate selections for each individual grant.

You may model as many scenarios as you wish. You can print out the modeling scenarios for future reference by clicking on the “print” button. But remember, these are estimates and do not reflect the actual cash-out or converted option value on the date the sale closes. These estimates do not include the effect of any required tax withholdings.

Making your NQ stock-option elections

Once you are ready to make your election, click the [NEXT] button at the bottom of the tool. The elections that you made under the modeling scenarios will automatically display on the election screen.

At that time, you may review or change your elections to make your final election on how to receive each of your outstanding Trane NQ Options up until the tool closes at 5 p.m., Eastern time, on XX, 2008.

You can change your election throughout the election period. The last election you make prior to this time will be your final, recorded election. You should print a confirmation of your election after you click the [Submit Elections] button on the Stock Option Election Modeler.

IMPORTANT: If you are no longer a Trane employee and do not have access to the Internet, please use the paper election form that is provided in your packet. All elections, including any submitted by paper, must be received by 5 p.m. Eastern Standard Time on XX, 2008.

Confirmation statement

You should print out a confirmation statement each time you submit your election. Note that Fidelity will also mail a final confirmation statement to your address of record.